UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Obagi Medical Products, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67423R 10 8

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67423R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STONINGTON CAPITAL APPRECIATION 1994 FUND, L.P.; ID # 13-376-4929

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,867,285 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,867,285 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,867,285 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.3% (2)

12.	Type of Reporting Person (See Instructions) PN

(1) See item 4(a).

(2) Based on 21,799,183 shares of Common Stock, $0.001 par value per share, of the Issuer issued and outstanding after the Issuer’s initial public offering according to the Issuer’s prospectus filed with the Securities and Exchange Commission on December 13, 2006 pursuant to Rule 424b.

CUSIP No. 67423R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STONINGTON PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,867,285 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,867,285 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,867,285 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.3% (2)

12.	Type of Reporting Person (See Instructions) PN

(1) See item 4(a).

(2) Based on 21,799,183 shares of Common Stock, $0.001 par value per share, of the Issuer issued and outstanding after the Issuer’s initial public offering according to the Issuer’s prospectus filed with the Securities and Exchange Commission on December 13, 2006 pursuant to Rule 424b.

CUSIP No. 67423R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STONINGTON PARTNERS, INC. II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,867,285 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,867,285 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,867,285 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.3% (2)

12.	Type of Reporting Person (See Instructions) CO

(1) See item 4(a).

(2) Based on 21,799,183 shares of Common Stock, $0.001 par value per share, of the Issuer issued and outstanding after the Issuer’s initial public offering according to the Issuer’s prospectus filed with the Securities and Exchange Commission on December 13, 2006 pursuant to Rule 424b.

CUSIP No. 67423R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STONINGTON PARTNERS, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,867,285 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,867,285 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,867,285 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 45.3% (2)

12.	Type of Reporting Person (See Instructions) CO

(1) See item 4(a).

(2) Based on 21,799,183 shares of Common Stock, $0.001 par value per share, of the Issuer issued and outstanding after the Issuer’s initial public offering according to the Issuer’s prospectus filed with the Securities and Exchange Commission on December 13, 2006 pursuant to Rule 424b.

Item 1.
	(a)	Name of Issuer Obagi Medical Products, Inc
	(b)	Address of Issuer’s Principal Executive Offices 310 Golden Shore, Long Beach, California, 90802

Item 2.
(a)

Name of Person Filing*
Stonington Capital Appreciation 1994 Fund, L.P. (“Stonington Fund”), Stonington Partners, L.P. (“SP”), Stonington Partners, Inc. II (“SP II”) and Stonington Partners, Inc. (“Stonington”).

(*) A joint filing agreement is attached hereto as Exhibit I.
	(b)	Address of Principal Business Office or, if none, Residence c/o Stonington Partners, Inc., 540 Madison Avenue, 25th Floor, New York, New York, 10022
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 67423R 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

STONINGTON FUND: Stonington Fund is the record and beneficial owner of 9,867,285 shares of Common Stock of the Issuer (the "Shares").
SP: SP is the general partner of Stonington Fund with a 1% economic interest. Except for such economic interest, SP disclaims beneficial ownership of the Shares.

SPII: SPII is the general partner of SP with a 1% economic interest. Except for such economic interest, SPII disclaims beneficial ownership of the Shares.

STONINGTON: Pursuant to a management agreement with Stonington Fund, Stonington has full discretionary authority with respect to Stonington Fund's investments, including the authority to make and dispose of such investments.  Furthermore, Stonington has a 1% economic interest in SP.  Except for such economic interest, Stonington disclaims  beneficial ownership of the Shares.

(b) Percent of class: See responses to Item 11 on the attached cover pages. See Item 4(a).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 8, 2007
Date

STONINGTON CAPITAL
APPRECIATION 1994 FUND, L.P.
By:	Stonington Partners, L.P.,
its general partner
By:	Stonington Partners, Inc. II,
its general partner

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Partner

STONINGTON PARTNERS, L.P.
By:	Stonington Partners, Inc. II,
its general partner

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Partner

STONINGTON PARTNERS, INC. II

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Partner

STONINGTON PARTNERS, INC.

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Partner

JOINT FILING AGREEMENT

In accordance with Rule 13d1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a statement on Schedule 13G (including any and all amendments thereto) (the "Statement") with respect to the shares of Common Stock, par value $0.001 per share of Obagi Medical Products, Inc. and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to the Statement.

Dated:	February 8, 2007

STONINGTON CAPITAL
APPRECIATION 1994 FUND, L.P.
By:	Stonington Partners, L.P.,
its general partner
By:	Stonington Partners, Inc. II,
its general partner

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Partner

STONINGTON PARTNERS, L.P.
By:	By: Stonington Partners, Inc. II,
its general partner

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Partner

STONINGTON PARTNERS, INC. II

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Partner

STONINGTON PARTNERS, INC.

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Partner